SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 18 to the

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THORNBURG MORTGAGE, INC.

(Name of Subject Company)

THORNBURG MORTGAGE, INC.

(Name of Filing Persons (Offeror))

Series C Preferred Stock, Par Value $0.01 Per Share

Series D Preferred Stock, Par Value $0.01 Per Share

Series E Preferred Stock, Par Value $0.01 Per Share

Series F Preferred Stock, Par Value $0.01 Per Share

885218305 885218404 885218503 885218701
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Larry A. Goldstone

Chief Executive Officer & President

Thornburg Mortgage, Inc.

150 Washington Avenue, Suite 302

Santa Fe, New Mexico 87501

(505) 989-1900

(Name Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

Karen A. Dempsey, Esq.

Brett Cooper, Esq.

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

Transaction Valuation	Amount of Filing Fee
$196,873,049(1)	$7,737(1)(2)

(1)	Estimated solely for the purpose of calculating the filing fee based on the sum of (i) the product of (A) an average price of $4.45 per share of Thornburg Mortgage, Inc.’s 8.00% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”) and (B) 6,525,000 shares of Series C Preferred Stock, (ii) the product of (A) an average price of $4.505 per share of Thornburg Mortgage, Inc.’s Series D Adjusting Rate Cumulative Redeemable Preferred Stock (“Series D Preferred Stock”) and (B) 4,000,000 shares of Series D Preferred Stock, (iii) the product of (A) an average price of $4.46 per share of Thornburg Mortgage, Inc.’s 7.50% Series E Cumulative Convertible Redeemable Preferred Stock (“Series E Preferred Stock”) and (B) 3,162,500 shares of Series E Preferred Stock and (iv) the product of (A) an average price of $4.475 per share of Thornburg Mortgage, Inc.’s 10% Series F Cumulative Convertible Redeemable Preferred Stock (“Series F Preferred Stock”) and (B) 30,326,715 shares of Series F Preferred Stock. The average share price for each series of the preferred stock is calculated based on the average of high and low prices per share of such series of preferred stock, as reported on the New York Stock Exchange on July 18, 2008. The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the Exchange Offer and Consent Solicitation.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and equals $39.30 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:	$7,737	Filing Party:	Thornburg Mortgage, Inc.
Form of Registration No.:	Schedule TO	Date File:	July 23, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 18 relates to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 23, 2008 (as subsequently amended, the “Schedule TO”) with respect to an offer by Thornburg Mortgage, Inc., a Maryland corporation (the “Company”), to exchange outstanding shares of its 8.00% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share (“Series C Preferred Stock”), Series D Adjusting Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share (“Series D Preferred Stock”), 7.50% Series E Cumulative Convertible Redeemable Preferred Stock, $0.01 par value per share (“Series E Preferred Stock”), and 10% Series F Cumulative Convertible Redeemable Preferred Stock, $0.01 par value per share (“Series E Preferred Stock” and, collectively with the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock, the “Preferred Stock”), for 3 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), per share of Preferred Stock tendered.

This Amendment No. 18 is being filed by the Company and amends and supplements certain provisions of the Schedule TO to the extent set forth herein.

The Schedule TO as amended and supplemented by this Amendment No. 18 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer and Consent Solicitation expired at 5:00 p.m., New York City time, on November 19, 2008 (the “Expiration Date”). On November 19, 2008, the Company announced that it accepted for exchange all validly tendered shares of Preferred Stock, which included: 5,834,744 shares of Series C Preferred Stock, representing approximately 89.4% of the outstanding shares of Series C Preferred Stock, 3,646,556 shares of Series D Preferred Stock, representing approximately 91.2% of the outstanding shares of Series D Preferred Stock, 2,913,110 shares of Series E Preferred Stock, representing approximately 92.1% of the outstanding shares of Series E Preferred Stock, and 29,692,293 shares of Series F Preferred Stock, representing approximately 97.9% of the outstanding shares of Series F Preferred Stock, and that it would issue 126,260,109 shares of its Common Stock in exchange for such shares of Preferred Stock promptly after the Expiration Date. Following settlement of the Exchange Offer and Consent Solicitation, 690,256 shares of Series C Preferred Stock, 353,444 shares of Series D Preferred Stock, 249,390 shares of Series E Preferred Stock and 634,422 shares of Series F Preferred Stock will remain outstanding.

The full text of the press release announcing the final results of the Exchange Offer and Consent Solicitation is filed as Exhibit (a)(5)(xxvi) to this Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(xxvi)	Press Release of Thornburg Mortgage, Inc. dated November 19, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THORNBURG MORTGAGE, INC.

Date: November 20, 2008	By:	/s/ Larry Goldstone

Larry Goldstone, Chief Executive Officer and President

EXHIBIT INDEX

Exhibit Number	Name of Exhibit

(a)(5)(xxvi)	Press Release of Thornburg Mortgage, Inc. dated November 19, 2008.